Exhibit 99.1
Explanation of Responses

(1)
3,733,342 shares are held of record by Insight Venture Partners Coinvestment Fund III, L.P. (“IVP Coinvestment III”).  2,701,933 shares held of record by Insight Venture Partners Coinvestment Fund (Delaware) III, L.P. (“IVP Coinvestment Delaware III”).  IVP Coinvestment III and IVP Coinvestment Delaware III are together referred to as the “Insight Coinvestment III Funds.”

The shares held of record by each Insight Coinvestment III Fund may be deemed attributable to Insight Venture Associates Coinvestment III, L.P. (“IVA Coinvestment III”) and Insight Venture Associates Coinvestment III, Ltd. (“IVA Coinvestment III Ltd”) because IVA Coinvestment III Ltd, is the general partner of IVA Coinvestment III, which in turn is the general partner of each of the Insight Coinvestment III Funds.

Each of Jeffrey Horing, Deven Parekh, Peter Sobiloff, Michael Triplett and Jeffrey Lieberman is a member of the board of managers of Insight Holdings Group, LLC, which is the sole shareholder of IVA Coinvestment III Ltd. and as such shares voting and dispositive power over the shares held by the Insight Coinvestment III Funds.  The foregoing is not an admission by IVA Coinvestment III, IVA Coinvestment III Ltd or Insight Holdings Group, LLC that it is the beneficial owner of the shares held by the Insight Coinvestment III Funds.  Each of Messrs. Horing, Parekh, Sobiloff, Triplett and Lieberman disclaims beneficial ownership of the shares held by the Insight Coinvestment III Funds except to the extent of his pecuniary interest therein.

(2)
Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. In addition, pursuant to the Issuer's Restated Certificate of Incorporation (the "Post-Effective Certificate") that will be effective upon the consummation of the Issuer's initial public offering, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon the transfer, whether or not for value, to any transferee who is not a “Permitted Transferee”, as defined in the Issuer's Post-Effective Certificate. The shares of Class B Common Stock have no expiration date.

(3)
Each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon the earliest to occur of the following: (a) the date specified by a vote of the holders of 66 2/3% of the outstanding shares of Class B Common Stock, (b) March 23, 2027, and (c) the date the shares of Class B Common Stock cease to represent at least 10% of all outstanding shares of Common Stock. The shares of Class A Common Stock and Class B Common Stock have no expiration date.

(4)
Each share of Series B Preferred Stock and Series C Preferred Stock will be automatically converted into one (1) share of Class B Common Stock immediately prior to the consummation of the issuer’s initial public offering.

(5)
2,558,905 shares are held of record by IVP Coinvestment III.  1,851,959 shares held of record by IVP Coinvestment Delaware III.  See footnote (1) above for a description of the relationship among the Insight Funds, IVA Coinvestment III and IVA Coinvestment III Ltd.

(6)
643,689 shares are held of record by IVP Coinvestment III.  465,856 shares held of record by IVP Coinvestment Delaware III.  See footnote (1) above for a description of the relationship among the Insight Funds, IVA Coinvestment III and IVA Coinvestment III Ltd.

(7)
530,748 shares are held of record by IVP Coinvestment III.  384,188 shares held of record by IVP Coinvestment Delaware III.  See footnote (1) above for a description of the relationship among the Insight Funds, IVA Coinvestment III and IVA Coinvestment III Ltd.